FOR FURTHER INFORMATION:

AT THE COMPANY:
Karen J. Dearing
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS JUNE 30, 2008 RESULTS

Southfield, MI, August 8, 2008 - Sun Communities, Inc. (NYSE: SUI), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported second quarter results.

During the quarter ended June 30, 2008, total revenues increased 13.1 percent to $65.5 million, compared with $57.9 million in the second quarter of 2007. Net loss for the second quarter of 2008 was $(7.4) million or $(0.41) per diluted common share, compared with a net loss of $(2.2) million, or $(0.12) per diluted common share for the same period in 2007. Funds from operations (FFO)[1] were $4.8 million or $0.23 per diluted share/OP Unit in the second quarter of 2008 as compared to $13.7 million or $0.68 per diluted share/OP Unit in the second quarter of 2007.

For the six months ended June 30, 2008, total revenues increased 9.3 percent to $130.4 million, as compared to $119.3 million for the same period in 2007. Net loss was $(10.5) million as compared to $(2.1) million for the six months ended June 30, 2008 and 2007, respectively. FFO[1] was $15.8 million, or $0.77 per diluted share/OP Unit, for the six months ended June 30, 2008, compared to $29.2 million, or $1.44 per diluted share/OP Unit, for the same period in 2007.

Included in net loss for the three and six months ended June 30, 2008 is equity loss from affiliate of $7.7 million and $12.6 million, respectively, which includes a $6.8 million adjustment to the carrying value of the Company's investment in Origen Financial, Inc. ("Origen"). Also included in the June 30, 2008 quarterly and year to date results are severance charges of approximately $0.9 million related to the retirement of the Company's President, Brian W. Fannon.

Without regard to losses related to Origen and severance expenses, FFO[1] would have been $13.4 million, or $0.65 per diluted share/OP Unit, and $29.2 million, or $1.43 per share/OP Unit, for the three and six month periods ended June 30, 2008 as compared to $13.7 million, or $0.68 per diluted share/OP unit, and $29.2 million, or $1.44 per share/OP Unit for the comparable periods in 2007.

For 135 communities owned throughout 2008 and 2007, total revenues increased 2.2 percent for the three months ended June 30, 2008 and expenses increased 4.1 percent, resulting in an increase in net operating income[2] of 1.4 percent. Same property occupancy in the manufactured housing sites was 82.6 percent and 82.4 percent at June 30, 2008 and December 31, 2007, respectively.

Manufactured housing revenue producing sites for the second quarter of 2008 increased by 92 sites, as compared to a decrease of 49 sites during the second quarter of 2007. For the six months ended June 30, 2008 and 2007, manufactured housing revenue producing sites increased by 98 and 95 sites, respectively. During the second quarter of 2008, 264 new and pre-owned homes were sold, bringing the total of homes sold year to date to 491, an increase of 27.2 percent from the 386 homes sold during the first six months of 2007. Rental home sales, included in total new and pre-owned home sales above, totaled 156 and 292 for the three and six months ended June 30, 2008, respectively, which represents increases of 50.0 percent and 52.9 percent in comparison to sales during the same periods in 2007.

"We continue to make steady incremental improvements in key operating metrics, buoyed by a continued increase in applications to live in our communities", said Gary A. Shiffman, Chairman and Chief Executive Officer. "We are successfully implementing our strategic plans to grow occupancies and utilize the rental program as a source of customers to buy homes in our communities", Shiffman added.

The Company's rental program increased by a net 38 homes in the second quarter of 2008 bringing the total number of occupied rentals to 5,480 at June 30, 2008, as reflected in the accompanying table. Rental rates for the homes, including site rent, have increased approximately 2.7 percent over the past twelve months from an average of $708 per month at June 30, 2007 to an average of $727 per month at June 30, 2008.

During the quarter, the Company completed a financing of $27 million. The loan has a three year term, with a two year extension at the Company's option. The loan terms require interest only payments for the first year, with the remainder of the term being amortized based on a 30 year table. The current interest rate is 205 basis points over LIBOR, or 4.85 percent. The proceeds from the financing were used to repay approximately $4.3 million on an existing mortgage note with the remainder used to pay down the Company's lines of credit.

As previously announced, subsequent to quarter end, the Company completed a transaction involving its installment note portfolio resulting in proceeds of $25.6 million. The notes were valued at par with certain recourse provisions requiring the Company to purchase the underlying homes securing the installment notes upon the event of default of an installment note and subsequent repossession of the home. The percentage of recourse is either 100%, 90% or 65% and is dependent upon the number of payments made since the time of origination of the note.

"The completion of the transaction with our installment notes provides additional flexibility to our capital plans as we were able to complete the capital cycle for a significant portion of our installment contract portfolio. We are encouraged by the opportunity this transaction presents for continued access to the nearly $180 million of capital invested in the purchase of rental homes", said Shiffman

A conference call to discuss second quarter operating results will be held on August 8, 2008, at 11:00 A.M. Eastern Time. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through August 22, 2008, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 292161. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust that currently owns and operates a portfolio of 136 communities comprising 47,606 developed sites and approximately 6,200 sites suitable for development mainly in the Midwest and Southeast United States.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-

FORWARD LOOKING STATEMENTS

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
REVENUES				
Income from real property	$ 47,846	$ 46,634	$ 98,399	$ 96,100
Revenue from home sales	8,768	6,205	16,271	12,355
Rental home revenue	5,136	4,696	10,132	9,135
Ancillary revenues, net	88	88	314	351
Interest	807	667	1,612	1,456
Other income (loss)	2,829	(344)	3,700	(94)
Total revenues	65,474	57,946	130,428	119,303
COSTS AND EXPENSES				
Property operating and maintenance	12,615	11,907	24,976	23,853
Real estate taxes	4,170	4,097	8,339	8,195
Cost of home sales	6,981	4,832	12,820	9,756
Rental home operating and maintenance	3,965	3,299	7,431	6,439
General and administrative - real property	4,713	3,762	8,885	8,147
General and administrative - home sales and rentals	1,715	1,320	3,327	2,978
Depreciation and amortization	16,355	15,582	32,360	30,932
Interest	14,570	15,212	29,950	30,381
Interest on mandatorily redeemable debt	844	892	1,688	1,809
Total expenses	65,928	60,903	129,776	122,490
Income (loss) from affiliate	(7,720)	541	(12,550)	848
Loss before income tax and minority interest	(8,174)	(2,416)	(11,898)	(2,339)
Less: Provision (benefit) for state income taxes	128	25	(107)	50
Loss from operations	(8,302)	(2,441)	(11,791)	(2,389)
Less: Loss allocated to minority interest	(934)	(278)	(1,328)	(272)
Net loss	$ (7,368)	$ (2,163)	$ (10,463)	$ (2,117)
Weighted average common shares outstanding:				
Basic	18,162	17,923	18,119	17,882
Diluted	18,162	17,923	18,119	17,882
Basic and diluted net loss per share:	$ (0.41)	$ (0.12)	$ (0.58)	$ (0.12)

RECONCILIATION OF NET LOSS TO FUNDS FROM OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Net loss	$ (7,368) [3]	$ (2,163)	$ (10,463) [3]	$ (2,117)
Adjustments:				
Depreciation and amortization	16,814	15,803	33,263	31,375
Valuation adjustment[4]	—	(129)	—	(251)
Provision for state income taxes[5]	(9)	—	(398)	—
(Gain) loss on disposition of assets, net	(1,123)	471	(1,966)	469
Gain on sale of undeveloped land	(2,604)	—	(3,303)	—
Loss allocated to minority interest	(934)	(278)	(1,328)	(272)
Funds from operations (FFO)	$ 4,776	$ 13,704	$ 15,805	$ 29,204
Weighted average common shares/OP Units outstanding:				
Basic	20,463	20,225	20,421	20,184
Diluted	20,514	20,345	20,473	20,312
FFO per weighted average Common Share/OP Unit - Basic	$ 0.23	$ 0.68	$ 0.77	$ 1.45
FFO per weighted average Common Share/OP Unit - Diluted	$ 0.23	$ 0.68	$ 0.77	$ 1.44

(3) Net loss for the three months and six months ended June 30, 2008 includes a $7.7 million and $12.6 million equity loss from affiliate (Origen), respectively. The table below is adjusted to exclude this amount:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Net loss as reported	$ (7,368)	$ (2,163)	$ (10,463)	$ (2,117)
Equity loss from affiliate adjustment	7,720	—	12,550	—
Adjustment to loss allocated to minority interest	(869)	—	(1,414)	—
Adjusted net income (loss)	$ (517)	$ (2,163)	$ 673	$ (2,117)
Depreciation and amortization	16,814	15,803	33,263	31,375
Valuation adjustment[4]	—	(129)	—	(251)
Provision for state income tax [5]	(9)	—	(398)	—
(Gain) loss on disposition of assets, net	(1,123)	471	(1,966)	469
Gain on sale of undeveloped land	(2,604)	—	(3,303)	—
Income (loss) allocated to minority interest	(64)	(278)	87	(272)
Adjusted Funds from operations (FFO)	$ 12,497	$ 13,704	$ 28,356	$ 29,204
Adjusted FFO per weighted avg. Common Share/OP Unit - Diluted	$ 0.61	$ 0.68	$ 1.39	$ 1.44

(4) The Company had an interest rate swap, which matured in July 2007, which was not eligible for hedge accounting. Accordingly, the valuation adjustment (the theoretical non-cash profit or loss if the swap contract were to be terminated at the balance sheet date) was recorded in interest expense. If held to maturity the net cumulative valuation adjustment would approximate zero. The Company had no intention of terminating the swap prior to maturity and therefore excluded the valuation adjustment from FFO so as not to distort this comparative measure.

(5) This tax provision represents the reversal of potential future state taxes payable on sale of company assets added back to FFO in a prior period.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)

	(Unaudited) June 30, 2008	December 31, 2007
Investment property before accumulated depreciation	$ 1,547,979	$ 1,538,426
Total assets	$ 1,221,013	$ 1,245,823
Total debt	$ 1,194,405	$ 1,187,675
Total minority interest and stockholders' equity (deficit)	$ (10,728)	$ 26,046

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(Amounts in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Net loss	$ (7,368)	$ (2,163)	$ (10,463)	$ (2,117)
Unrealized gain (loss) on interest rate swaps	1,348	656	(68)	402
Comprehensive loss	$ (6,020)	$ (1,507)	$ (10,531)	$ (1,715)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION

SAME PROPERTY RESULTS

For 135 communities owned throughout both years (amounts in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,		
	2008	2007	% change	2008	2007	% change
Total revenue	$ 45,758	$ 44,773	2.2%	$ 93,986	$ 92,099	2.1%
Total expense	13,955	13,403	4.1%	27,467	26,633	3.1%
Net operating income(2)	$ 31,803	$ 31,370	1.4%	$ 66,519	$ 65,466	1.6%

Same property occupancy and average monthly rent information at June 30, 2008 and 2007:

	2008	2007
Total manufactured housing sites	42,138	42,119
Occupied manufactured housing sites	34,798	34,925
Manufactured housing occupancy %	82.6%	82.9%
Average monthly rent per site	$ 388	$ 376

RENTAL PROGRAM SUMMARY (amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Rental home revenue	$ 5,136	$ 4,696	$ 10,132	$ 9,135
Site rent included in Income from real property	6,147	5,385	12,128	10,450
Rental program revenue	11,283	10,081	22,260	19,585
Expenses				
Payroll and commissions	554	587	1,077	1,080
Repairs and refurbishment	1,846	1,636	3,369	3,068
Taxes and insurance	702	589	1,393	1,170
Other	863	487	1,592	1,121
Rental program operating and maintenance	3,965	3,299	7,431	6,439
Net operating income (2)	$ 7,318	$ 6,782	$ 14,829	$ 13,146

Occupied rental homes information at June 30, 2008 and 2007 (in thousands except for *):

	2008	2007
Number of occupied rentals, end of period*	5,480	5,026
Cost of occupied rental homes	$ 167,304	$ 148,786
Weighted average monthly rental rate*	$ 727	$ 708